EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

July 26, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Pamela Long

Re:	Pensare Acquisition Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-219162) ( the "Registration Statement")

Dear Ms. Long:

In connection with the Registration Statement on Form S-1 of Pensare Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Thursday, July 27, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:        /s/ Steven Levin

Name: Steven Levine

Title: CEO